UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey
Vice President, Chief Accounting Officer, and Secretary
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa  50010
(515) 239-6364

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Peter Mirakian, Esq. Spencer Fane Britt & Browne LLP 1000 Walnut Street, Suite 1400 Kansas City, Missouri 64106-2140 Telephone: (816) 292-8158	Oliver Edwards, Esq. Haight Gardner Holland & Knight, A law office of Holland & Knight, LLP 195 Broadway New York, New York 10007 Telephone: (212) 513-3406

December 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danfoss Murmann Holding A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,603,462*
	8.	Shared Voting Power 6,812,500*
	9.	Sole Dispositive Power 18,241,962*
	10.	Shared Dispositive Power 6,812,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.6%*
14.	Type of Reporting Person (See Instructions) CO

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus H. Murmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000
	8.	Shared Voting Power 36,629,787*
	9.	Sole Dispositive Power 6,000
	10.	Shared Dispositive Power 36,629,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,635,787*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)** ☒
13.	Percent of Class Represented by Amount in Row (11) 76.1%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

**          The amount in Row (11) excludes 10,000 shares owned by Nicola Keim, Klaus H. Murmann’s daughter, over which Klaus H. Murmann has no voting or dispositive power; and 10,000 shares owned by Sven Murmann, Klaus H. Murmann’s son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sauer Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 913,825
	8.	Shared Voting Power 35,715,962*
	9.	Sole Dispositive Power 913,825
	10.	Shared Dispositive Power 35,415,962*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,629,787*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.1%*
14.	Type of Reporting Person (See Instructions) CO

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hannelore Murmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,635,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,635,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,635,787*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)** ☒
13.	Percent of Class Represented by Amount in Row (11) 76.1%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

**          The amount in Row (11) excludes 10,000 shares owned by Nicola Keim, Hannelore Murmann’s daughter, over which Hannelore Murmann has no voting or dispositive power; and 10,000 shares owned by Sven Murmann, Hannelore Murmann’s son, over which Hannelore Murmann has no voting or dispositive power.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sven Murmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 36,629,787*
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 36,329,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,639,787*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.1%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nicola Keim
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <1%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jan Murmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus Murmann & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sauer Finance Holding GmbH f/k/a Sauer GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) CO

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ulrike Murmann-Knuth
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anja Murmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christa Zoellner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Britta Zoellner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*                 See Item 5.

CUSIP No. 804 137 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danfoss A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,415,962*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,415,962*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)** ☒
13.	Percent of Class Represented by Amount in Row (11) 73.6%*
14.	Type of Reporting Person (See Instructions) CO

*                 See Item 5.

**          The amount in Row (11) excludes 67,000 shares owned by Jørgen Clausen, President and Chief Executive Officer of Danfoss, over which Danfoss has no voting or dispositive power.

Item 1.    Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Sauer-Danfoss Inc. (the “Sauer-Danfoss Common Stock”), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Parkway Drive, Suite 270, Lincolnshire, IL  60069, and Krokamp 35, 24539 Neumünster, Germany.

Item 2.             Identity and Background

(a)                                  The names of the entities and natural persons filing this statement are (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the “Holding Company”), (ii) Klaus Murmann & Co. KG (“Murmann KG”), a limited partnership organized under the laws of Germany, (iii) Sauer Holding GmbH (“Sauer Holding”), a limited liability company organized under the laws of Germany, (iv) Sauer Finance Holding GmbH f/k/a Sauer GmbH (“Sauer GmbH”), a limited liability company organized under the laws of Germany, and (v) Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss” and, together with the Holding Company, Murmann KG, Sauer Holding, and Sauer GmbH, the “Filing Entities”), (vi) Klaus H. Murmann, a natural person, (vii) Hannelore Murmann, a natural person, (viii) Sven Murmann, a natural person, (ix) Nicola Keim, a natural person, (x) Ulrike Murmann-Knuth, a natural person, (xi) Jan Murmann, a natural person, (xii) Anja Murmann, a natural person, (xiii) Christa Zoellner, a natural person, and (xiv) Britta Zoellner, a natural person (all such natural persons, collectively, the “Filing Persons” and, together with the Filing Entities, the “Reporting Persons”).

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

(b)                                 With the exception of Danfoss, the address of the principal business and the address of the principal office of each of the Filing Entities is Krokamp 35, 24539 Neumünster, Germany.  The address of the principal business and the address of the principal office of Danfoss is Nordborgvej 81, 6430 Nordborg, Denmark.  Klaus H. Murmann, Hannelore Murmann, Christa Zoellner and Britta Zoellner reside at Bismarckallee 24, D-24105 Kiel, Germany.  Sven Murmann resides at Elbkaihaus, Grosse Elbstrasse 145B, D-22767 Hamburg, Germany.  Nicola Keim resides at Schmorellplatz 7, D 81545 München, Germany.  Ulrike Murmann-Knuth resides at Hansastrasse 47, D-20144 Hamburg, Germany.  Anja Murmann resides at 312 East 22nd, Apt. PHB, New York, New York 10010.  Jan Murmann resides at Alstertwiete 13, D-20099 Hamburg, Germany.

The address of the principal business and the address of the principal office of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c)                                  Set forth on Schedule I is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Filing Entities.

Set forth on Schedule II is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Sauer-Danfoss Common Stock and has conducted no other operations or activities.  The principal business of each of Murmann KG, Sauer Holding, and Sauer GmbH is asset management.  The principal business of Danfoss is the design, manufacture and sale of industrial products.  The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

Klaus H. Murmann is the Chairman Emeritus of the Issuer.  The principal business of the Issuer is the design, manufacture and sale of highly engineered hydraulic systems and components.  The address of the Issuer is provided in Item 1 above.

Sven Murmann is Vice Chairman of the Issuer, Managing Director of Sauer Holding and Chairman of Bibus Hydraulik AG (“Bibus”).  The principal business of Sauer Holding is asset management.  The principal business of Bibus is distributing industrial and mobile hydraulic systems and electronic components for the Swiss market, and its address is Allmendstrasse 26, CH 8320 Fehraltorf.  The address of Sauer Holding is provided in Item 2(b) above.

Nicola Keim, Christa Zoellner, Britta Zoellner, Hannelore Murmann, and Jan Murmann are not presently employed.

Ulrike Murmann-Knuth is a priest with the Nordelbische Evangelisch-Lutherische Kirche.  The address of the Nordelbische Evangelisch-Lutherische Kirche is Daenische Strasse, Kiel, Germany.

Anja Murmann is presently self-employed as a film producer, working from the residence listed in Item 2(b) above.

(d)                                 During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of the Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e)                                  During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Each of the Filing Persons is a citizen of Germany.

Item 3.    Source and Amount of Funds or Other Consideration

This amendment is being filed to report a restructuring among holding companies owned by the family of the Filing Persons.  On December 12, 2006, Sauer GmbH distributed all 10,474,000 of its shares of Sauer-Danfoss Common Stock to its 100% parent company, Sauer Holding.  In a second transaction on December 12, 2006, Murmann KG, which until the transaction was the 100% owner of Sauer Holding, distributed all of its membership interests in Sauer Holding to the partners of Murmann KG in proportion to their partnership interests.

Neither transaction involved the payment of any funds.  As a result of the transactions, Sauer GmbH and Murmann KG are no longer 5% beneficial owners of the Issuer.  As a result of differences in the governance structures between Sauer Holding and Murmann KG, certain family members of Klaus H. Murmann who were previously deemed to be subject to the Section 13(d) filing requirements no longer have shared or sole voting or dispositive power over sufficient shares of Sauer-Danfoss Common Stock to be required to file Schedules 13D.

Item 4.    Purpose of Transaction

The transactions described in Item 3 above were undertaken for investment and tax purposes.

(a)-(c)     Not applicable.

(d)           Pursuant to a Joint Venture Agreement dated January 22, 2000, as amended as of February 22, 2000, among Danfoss, Sauer Holding, and the Holding Company (the “Holding Company Agreement”), on May 3, 2000, the Certificate of Incorporation and Bylaws of the Issuer were amended to increase the number of directors comprising the fully constituted board of directors of the Issuer to ten.  Director candidates will be identified by a two member nominating committee comprised of a representative of the Murmann family and a representative of Danfoss.  The representative of each of the Murmann family and Danfoss will be entitled to identify for recommendation to the Issuer’s board of directors three candidates for director who may be associated or affiliated with the Murmann family or Danfoss.   The representative of each of the Murmann family and Danfoss will each identify two additional candidates for director.  One of the additional director candidates recommended by the representative of the Murmann family will be the Chief Executive Officer and President of the Issuer and the remaining three director candidates must be independent from and not associated or affiliated with the Murmann family or Danfoss.  After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann family will be entitled to identify for recommendation to the Issuer’s board of directors a second independent director candidate to replace the Chief Executive Officer and President.

Additionally, pursuant to the Holding Company Agreement, on May 3, 2004, Jørgen Clausen became the Chairman of the Issuer’s board of directors.  He will hold such office until, at the latest, March 31, 2008.

(e)-(f)      Not applicable.

(g)           Except as set forth in Item 4(d) above, not applicable.

(h)-(i)      Not applicable.

(j)            Except as set forth above, neither the Reporting Persons nor the Danfoss Control Persons currently have any plans or proposals which relate to or would result in any of the actions described in, or similar to, the actions enumerated in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons and the Danfoss Control Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

1.             The Holding Company

(a)           The Holding Company may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock.  Such ownership represents 73.6% of the outstanding shares of the Issuer.  The Holding Company disclaims beneficial ownership of 6,812,500 shares of Sauer-Danfoss Common Stock beneficially owned by Sauer Holding.  Other than as indicated in Schedule I, to the knowledge of the Holding Company, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

(b)           Number of shares as to which the Holding Company has:

(i)                                     sole power to vote or to direct the vote:      28,603,462

(ii)                                  shared power to vote or to direct the vote:    6,812,500

(The Holding Company disclaims beneficial ownership of all of these shares.)

(iii)                               sole power to dispose or to direct the disposition of:   18,241,962

(iv)                              shared power to dispose or direct the disposition of:   6,812,500

(The Holding Company disclaims beneficial ownership of all of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

(d)-(e)     Not applicable.

2.             Klaus H. Murmann

(a)           Klaus H. Murmann may be deemed to beneficially own 36,635,787 shares of Sauer-Danfoss Common Stock.  Such ownership represents 76.1% of the outstanding shares of the Issuer.  Klaus H. Murmann disclaims beneficial ownership of 36,629,787 shares of Sauer-Danfoss Common Stock, of which (i) 18,087,825 shares are beneficially owned by Sauer Holding (all of which may be deemed beneficially owned by the Holding Company), (ii) 18,241,962 shares are beneficially owned by the Holding Company, and (iii) 300,000 shares are beneficially owned by SDW Stiftung Deutsche Wirtschaft (the “Stiftung”), a German foundation.  Klaus H. Murmann is a member of Sauer Holding and a member of its management board.  The Holding Company is owned by Danfoss and Sauer Holding.  The Stiftung is a charitable student foundation organized in Germany.  Its principal business and office address is Breite Straße 29, 10178 Berlin.  To the knowledge of the Reporting Persons, the Stiftung has not, in the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining it from future violations of, or prohibiting or mandating activities by it subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)           Number of shares as to which Klaus H. Murmann has:

(i)            sole power to vote or to direct the vote:  6,000

(ii)                                  shared power to vote or to direct the vote:  36,629,787

(Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

(iii)                               sole power to dispose or to direct the disposition of:  6,000

(iv)          shared power to dispose or to direct the disposition of: 36,629,787

(Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Klaus H. Murmann.

(d)-(e)     Not applicable.

3.             Sauer Holding

(a)           Sauer Holding may be deemed to beneficially own 36,629,787 shares of Sauer-Danfoss Common Stock.  Such ownership represents 76.1% of the outstanding shares of the Issuer.  Sauer Holding disclaims beneficial ownership of 18,541,962 shares of which (i) 18,241,962 shares are beneficially owned by the Holding Company and (ii) 300,000 are owned by the Stiftung.  The Holding Company is owned by Sauer Holding and Danfoss.  Other than as indicated in Schedule I, to the knowledge of Sauer Holding, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer Holding.

(b)           Number of shares as to which Sauer Holding has:

(i)            sole power to vote or to direct the vote:  913,825

(ii)                                  shared power to vote or to direct the vote: 35,715,962

(Sauer Holding disclaims beneficial ownership of 18,541,962 of these shares.)

(iii)                               sole power to dispose or to direct the disposition of:  913,825

(iv)          shared power to dispose or to direct the disposition of: 35,415,962

(Sauer Holding disclaims beneficial ownership of 18,241,962 of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Sauer Holding or any of the persons named on Schedule I associated with Sauer Holding.

(d)-(e)     Not applicable.

4.             Hannelore Murmann

(a)           Hannelore Murmann may be deemed to beneficially own 36,635,787 shares of Sauer-Danfoss Common Stock.  Such ownership represents 76.1% of the outstanding shares of the Issuer.  Hannelore Murmann disclaims beneficial ownership of 36,629,787 shares of Sauer-Danfoss Common Stock, of which (i) 18,087,825 shares are beneficially owned by Sauer Holding, (ii) 18,241,962 shares are beneficially owned by the Holding Company, and (iii) 300,000 shares are beneficially owned by the Stiftung.

(b)           Number of shares as to which Hannelore Murmann has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 36,635,787

(Hannelore Murmann disclaims beneficial ownership of 36,629,787 of these shares.)

(iii)          sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 36,635,787

(Hannelore Murmann disclaims beneficial ownership of 36,629,787 of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Hannelore Murmann.

(d)-(e)     Not applicable.

5.             Sven Murmann

(a)           Sven Murmann may be deemed to beneficially own 36,639,787 shares of Sauer-Danfoss Common Stock.  Such ownership represents 76.1% of the outstanding shares of the Issuer.  Sven Murmann disclaims beneficial ownership of 36,629,787 shares of Sauer-Danfoss Common Stock, of which (i) 18,087,825 are beneficially owned by Sauer Holding, (ii) 18,241,962 are beneficially owned by the Holding Company, and (iii) 300,000 shares are beneficially owned by the Stiftung.

(b)           Number of shares as to which Sven Murmann has:

(i)            sole power to vote or to direct the vote:  10,000

(ii)                                  shared power to vote or to direct the vote: 36,629,787

(Sven Murmann disclaims beneficial ownership of all of these shares.)

(iii)                               sole power to dispose or to direct the disposition of:  10,000

(iv)          shared power to dispose or to direct the disposition of: 36,329,787

(Sven Murmann disclaims beneficial ownership of all of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Sven Murmann.

(d)-(e)     Not applicable.

6.             Nicola Keim

(a)           Nicola Keim may be deemed to beneficially own 10,000 shares of Sauer-Danfoss Common Stock.  Such ownership represents less than 0.1% of the outstanding shares of the Issuer.

(b)           Number of shares as to which Nicola Keim has:

(i)            sole power to vote or to direct the vote:  10,000

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  10,000

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Nicola Keim.

(d)           Not applicable.

(e)           Nicola Keim ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

7.             Jan Murmann

(a)           Jan Murmann does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Jan Murmann has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Jan Murmann.

(d)           Not applicable.

(e)           Jan Murmann ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

8.             Murmann KG

(a)           Murmann KG does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Murmann KG has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Murmann KG.

(d)           Not applicable.

(e)           Murmann KG ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

9.             Sauer GmbH

(a)           Sauer GmbH does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Sauer GmbH has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Sauer GmbH.

(d)           Not applicable.

(e)           Sauer GmbH ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

10.           Ulrike Murmann-Knuth

(a)           Ulrike Murmann-Knuth does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Ulrike Murmann-Knuth has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)                              shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Ulrike Murmann-Knuth.

(d)           Not applicable.

(e)           Ulrike Murmann-Knuth ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

11.           Anja Murmann

(a)           Anja Murmann does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Anja Murmann has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Anja Murmann.

(d)           Not applicable.

(e)           Anja Murmann ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

12.           Christa Zoellner

(a)           Christa Zoellner does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Christa Zoellner has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Christa Zoellner.

(d)           Not applicable.

(e)           Christa Zoellner ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

13.           Britta Zoellner

(a)           Britta Zoellner does not beneficially own any shares of Sauer-Danfoss Common Stock.

(b)           Number of shares as to which Britta Zoellner has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 0

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Britta Zoellner.

(d)           Not applicable.

(e)           Britta Zoellner ceased to be a 5% beneficial owner of the Sauer-Danfoss Common Stock on December 12, 2006.

14.           Danfoss

(a)           Danfoss may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock, representing approximately 73.6% of the outstanding shares of the Issuer.  Danfoss disclaims beneficial ownership of all 35,415,962 shares of Sauer-Danfoss Common Stock, of which (i) 18,241,962 are beneficially owned by the Holding Company, and (ii) 17,174,000 are beneficially owned by Sauer Holding and may be deemed beneficially owned by the Holding Company.  The Holding Company is owned by Danfoss and Sauer Holding.  Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity.  Jørgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 67,000 shares of Sauer-Danfoss Common Stock, representing approximately 0.1% of the outstanding shares of Sauer-Danfoss Common Stock.  Jørgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock.  Jørgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock.

(b)           Number of shares to which Danfoss has:

(i)            sole power to vote or to direct the vote:  0

(ii)                                  shared power to vote or to direct the vote: 35,415,962

(Danfoss disclaims beneficial ownership of all of these shares.)

(iii)                               sole power to dispose or to direct the disposition of:  0

(iv)          shared power to dispose or to direct the disposition of: 35,415,962

(Danfoss disclaims beneficial ownership of all of these shares.)

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)     Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Danfoss, the Holding Company, and Sauer Holding are parties to a Stock Exchange Agreement dated as of January 22, 2000 (the “Stock Exchange Agreement”) as discussed in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2000.  The Issuer, Danfoss, and the Holding Company are parties to a Master Agreement dated as of December 21, 2000 (the “Master Agreement”) as described in Amendment No. 2 to this Schedule 13D with the SEC on March 28, 2001.  In addition to the provisions discussed in response to Item 4(d), pursuant to the Holding Company Agreement, the Holding Company holds an irrevocable voting proxy to vote 10,361,500 shares now held by Sauer Holding.  Sauer Holding has agreed to vote an additional 6,812,500 of its shares as a block with the Holding Company, and Danfoss and the Holding Company must approve certain transfers of 6,812,500 shares held by Sauer Holding (which approval shall not be unreasonably withheld).  Other than the Master Agreement, the Stock Exchange Agreement, and the Holding Company Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit A   —        Joint Filing Agreement pursuant to Rule 13d-1(k)(1)*

Exhibit B   —                           Stock Exchange Agreement, dated as of January 22, 2000, among Danfoss Murmann Holding A/S, Sauer Inc., Danfoss A/S and K. Murmann Verwaltungsgesellschaft mbH**

Exhibit C   —                           Joint Venture Agreement, dated January 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit D   —                          Amendment to Joint Venture Agreement, dated February 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit E   —                            Master Agreement dated December 21, 2000, among Sauer-Danfoss Inc., Danfoss A/S, and Danfoss Murmann Holding A/S.****

*              Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2000.

**           Incorporated herein by reference to the Schedule 14A of the Issuer filed with the Securities and Exchange Commission on March 28, 2000.

***         Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2000.

****       Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 28, 2001.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 30, 2007	Danfoss Murmann Holding A/S

	By:	/s/ John N. Langrick
		Name:	Nicola Keim (by John N. Langrick,
Attorney-in-fact)
		Title:	Member of Management Board

	By:	/s/ Ole Steen Andersen
		Name:	Ole Steen Andersen
		Title:	Member of Management Board

Dated: April 30, 2007	Klaus H. Murmann

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Klaus Murmann & Co. KG

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Sauer Holding GmbH

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Hannelore Murmann

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Sven Murmann

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Nicola Keim

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Jan Murmann

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Sauer Finance Holding GmbH

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Ulrike Murmann-Knuth

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Anja Murmann

	By:	/s/ John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Christa Zoellner

	By:	John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

Dated: April 30, 2007	Britta Zoellner

	By:	John N. Langrick
		Name:	John N. Langrick
		Title:	Attorney-in-fact

*                    The Powers of Attorney signed by the filers above, for whom John Langrick has signed as Attorney-in-Fact, other than Murmann KG, Sauer Holding, and Sauer GmbH, were filed on November 1, 2001 as attachments to Amendment No. 3 to this Schedule 13D and are hereby incorporated by reference herein.  Powers of Attorney for Murmann KG, Sauer Holding, and Sauer GmbH authorizing Mr. Langrick to sign this Amendment No. 4 on their behalf, are attached hereto and incorporated by reference herein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 30, 2007	Danfoss A/S

	By:	/s/ Ole Steen Andersen
		Name:	Ole Steen Andersen
		Title:	Chief Financial Officer

Schedule 1

Directors and Executive Officers

As of December 31, 2006

Corporation:         Danfoss Murmann Holding A/S

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H. Germany	Krokamp 35 24539 Neumünster Germany	Chairman Emeritus of Sauer-Danfoss Inc.	*

Murmann, Dr. Sven Germany	Krokamp 35 24539 Neumünster Germany	Managing Director	*

Keim, Nicola Germany	Schmorellplatz 7 81545 München Germany	Not Employed	*

Clausen, Jørgen Denmark	Nordborgvej 81, 6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	67,000 Common Shares

Andersen, Ole Steen Denmark	Nordborgvej 81, 6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	9,000 Common Shares

Kirk, Hans Denmark	Nordborgvej 81, 6430 Nordborg Denmark	Chief Operating Officer of Danfoss A/S	9,000 Common Shares

Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Keim, Nicola Germany	See information above	See information above	*

Andersen, Ole Steen Denmark	See information above	See information above	See information above

Corporation:         Sauer Holding GmbH

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H.	See information above	See information above	*

Murmann, Dr. Sven	See information above	See information above	*

Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Prochnow, Manja Germany	Grosse Elbstrasse 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None

Reimann, Iris Germany	Grosse Elbstrasse 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None

Partnership:  Klaus Murmann & Co. KG

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H.	See information above	See information above	*

Murmann, Dr. Hannelore	See information above	See information above	*

Klaus Murmann Stiftung Germany	Bismarckallee 24 24105 Kiel, Germany	Foundation	21,978

Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Sven	See information above	See information above	See information above

Murmann, Jan Germany	See information above	See information above	See information above

Prochnow, Manja	See information above	See information above	See information above

Reimann, Iris	See information above	See information above	See information above

Corporation: Sauer Finance Holding GmbH

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Dürndorfer, Dr. Claus Germany	Große Elbstr. 145B 22767 Hamburg Germany	Managing Director of Sauer Finance Holding GmbH	None

Weiland, Stefan Germany	Große Elbstr. 145B 22767 Hamburg Germany	Managing Director of Sauer Finance Holding GmbH	None

Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Prochnow, Manja	See information above	See information above	See information above

Reimann, Iris	See information above	See information above	See information above

Pochadt, Thomas Germany	Große Elbstr. 145B 22767 Hamburg Germany	Financial Officer of Sauer Finance Holding GmbH	None

Corporation:         Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Jebsen & Co., Ltd.	None

Meiland, Daniel Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chief Executive Officer	None

Nyegaard, Henrik E. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	3,000 Common Shares

Clausen, Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Senior Vice President	None

Murmann, Dr. Sven	See information above	See information above	See information above

Skibsted, Bente Denmark	Nordborgvej 81 6430 Nordborg Denmark	Director	None

Knöpfli, Arno Denmark	Nordborgvej 81 6430 Nordborg Denmark	Manager	None

Nielsen, Jens Peter Denmark	Nordborgvej 81 6430 Nordborg Denmark	Manager	None

Jørgensen, Niels Chr. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Shop Steward	None

Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jørgen M. Denmark	See information above	See information above	See information above

Kirk, Hans Denmark	See information above	See information above	See information above

Andersen, Ole Steen Denmark	See information above	See information above	See information above

Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chief Operating Officer of Danfoss A/S	None

Schedule II

Directors and Executive Officers

As of  December 31, 2006

Corporation:   Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Nyegaard, Henrik E. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Clausen, Peter M. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Clausen, Jørgen M. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Skibsted, Bente Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Jebsen, Hans Michael Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Kirk, Hans Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Nielsen, Jens Peter Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Jørgensen, Niels Chr. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Knöpfli, Arno Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

POWER OF ATTORNEY

The undersigned, Klaus Murmann & Co. KG, hereby authorizes and designates Klaus H. Murmann, Sven Murmann, Jan Murmann, John N. Langrick, and Kenneth D. McCuskey, or any of them signing singly (the “Attorneys in Fact”), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc.  The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing.  The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: January 8, 2007	Klaus Murmann & Co. KG

	By:	/s/ Klaus H. Murmann
Klaus H. Murmann, Director

POWER OF ATTORNEY

The undersigned, Sauer Holding GmbH, hereby authorizes and designates Klaus H. Murmann, Sven Murmann, Jan Murmann, John N. Langrick, and Kenneth D. McCuskey, or any of them signing singly (the “Attorneys in Fact”), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc.  The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing.  The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: January 8, 2007	Sauer Holding GmbH

	By:	/s/ Klaus H. Murmann
Klaus H. Murmann, Director

POWER OF ATTORNEY

The undersigned, Sauer Finance Holding GmbH, hereby authorizes and designates Klaus H. Murmann, Jan Murmann, John N. Langrick, and Kenneth D. McCuskey, or any of them signing singly (the “Attorneys in Fact”), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc.  The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing.  The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: January 8, 2007	Sauer Finance Holding GmbH

	By:	/s/ Stefan Weiland
	By:	/s/ Iris Reimann
Stefan Weiland, Director
Iris Reimann, Officer